News Release

For immediate release

Gildan Activewear Announces Record Quarterly Results and Projects Strong Earnings Outlook for Fiscal 2013
– Record Fourth Quarter Adjusted EPS of U.S. $0.78 in Line with Prior Guidance –
– Guidance for Fiscal 2013 Adjusted EPS Initiated at U.S. $2.60-$2.70 –
– 20% Increase in Quarterly Dividend –
– New Branded Programs with Retailers and Increased Brand Advertising –
– Increased Vertical Integration in Yarn-Spinning –

Montréal, Thursday, November 29, 2012 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced record financial results for the fourth quarter of its 2012 fiscal year, and initiated earnings guidance for fiscal 2013 which continues the positive trends from the fourth quarter and reflects a projected strong recovery in annual net earnings compared to fiscal 2012. The Company also announced that it has been successful in securing new Gildan® branded programs with national retail customers. The Company announced a 20% increase in the amount of its quarterly dividend.

Fourth Quarter Results

Gildan today reported net earnings of U.S. $89.0 million or U.S. $0.73 per share on a diluted basis for its fourth fiscal quarter ended September 30, 2012, compared with net earnings of U.S. $48.5 million or U.S. $0.40 per share in the fourth quarter of fiscal 2011. Results for the fourth quarter of fiscal 2012 include restructuring and acquisition-related costs amounting to U.S. $5.9 million after-tax, primarily related to the write-down of real estate assets held for divestiture since the closure of U.S. sock manufacturing operations, as well as severance costs resulting from the integration of acquisitions. Before the restructuring and acquisition-related costs, adjusted net earnings for the fourth quarter of fiscal 2012 were U.S. $94.9 million or U.S. $0.78 per share, up 82.5% and 81.4% respectively compared to U.S. $52.0 million or U.S. $0.43 per share in the fourth quarter of last year. The Company had previously projected adjusted net earnings of close to U.S. $0.80 per share for the fourth quarter, when it reported its third quarter results on August 2, 2012. Adjusted net earnings for the fourth quarter include an after-tax charge of U.S. $0.02 per share related to a product labelling issue disclosed on October 16, 2012. This charge had not been anticipated in the Company’s prior guidance for the fourth quarter.

The growth in the Company’s net earnings in the fourth quarter compared to last year was due to the benefit of significantly lower cotton costs, higher Printwear unit sales volumes, more favourable product-mix and higher selling prices for Branded Apparel, and the initial accretion from the acquisition of Anvil Holdings Inc. (Anvil). These positive factors were partially offset by lower net selling prices for Printwear, primarily reflecting the selling price reductions implemented in the first quarter of fiscal 2012, unfavourable Printwear product-mix, higher electricity, labour and other manufacturing input costs, the above-mentioned charge relating to the labelling issue, and higher income taxes due to the improved profitability of Branded Apparel.

Net sales in the fourth quarter amounted to U.S. $561.7 million, up 16.6% from U.S. $481.6 million in the fourth quarter of fiscal 2011, and in line with the Company’s previous guidance of approximately U.S. $560 million. Sales for the Printwear segment amounted to U.S. $376.8 million, up 7.5% from U.S. $350.5 million in the fourth quarter of fiscal 2011, and sales for the Branded Apparel segment were U.S. $184.8 million, up 41% from U.S. $131.1 million from the fourth quarter of last year.

The increase in sales in the Printwear segment compared to the fourth quarter of fiscal 2011 was due to higher unit sales volumes, as a result of continuing organic growth in the U.S. market, the impact of the Anvil acquisition, and continuing penetration in the Company’s target international markets. The impact on Printwear net sales revenues of higher unit sales volumes was partially offset by lower net selling prices, unfavourable product-mix, and higher seasonal inventory destocking in the U.S. distributor channel compared to the fourth quarter of fiscal 2011. The Company believes that distributor inventories of Gildan® brand products at the end of the fourth quarter were in good balance to service screenprinter demand.

The 41% growth in sales for the Branded Apparel segment was due primarily to the impact of the acquisition of Anvil, together with more favourable product-mix and higher net selling prices. Excluding Anvil, sales revenues for Branded Apparel in the fourth quarter were up approximately 18% compared to the fourth quarter of fiscal 2011.

Consolidated gross margins in the fourth quarter were 28.5% compared to 20.6% last year. The significant increase in gross margins was due to the impact of lower-cost cotton and more favourable product-mix and higher selling prices for Branded Apparel, partially offset by lower selling prices and unfavourable product-mix for Printwear, together with higher manufacturing input costs.

Selling, general and administrative (SG&A) expenses in the fourth quarter were U.S. $64.1 million, or 11.4% of net sales, compared with U.S. $53.4 million, or 11.1% of net sales, in the fourth quarter of last year. Excluding the impact of the acquisition of Anvil, SG&A expenses in the fourth quarter of fiscal 2012 were approximately U.S. $58.0 million, up approximately 8.6% from fiscal 2011 due largely to increased marketing and advertising expenses and higher legal and professional fees.

In the fourth quarter, the Printwear segment reported operating income of U.S. $100.7 million, compared with U.S. $68.4 million in the fourth quarter of fiscal 2011. The more favourable results for the Printwear segment were primarily due to the impact of lower cotton costs, higher unit sales volumes, and the accretive impact of the Anvil acquisition, partially offset by lower selling prices and unfavourable product-mix. The Branded Apparel segment reported quarterly operating income of U.S. $15.1 million, compared with an operating loss of U.S. $5.7 million in the fourth quarter of fiscal 2011. The improved results for Branded Apparel were due to lower cotton costs, more favourable product-mix, higher selling prices and the accretive impact of the Anvil acquisition, partially offset by the charge for the labelling issue.

Full Year Sales and Earnings

Net sales revenues for fiscal 2012 amounted to U.S. $1,948.3 million, up 12.9% from U.S. $1,725.7 million in fiscal 2011 and in line with the Company’s most recent guidance of approximately U.S. $1.95 billion provided on August 2, 2012. The increase in net sales versus fiscal 2011 was due to the acquisitions of Gold Toe Moretz Holdings Corp. (Gold Toe) and Anvil, as well as higher Printwear unit sales volumes, and higher selling prices and more favourable product-mix for Branded Apparel, partially offset by lower Printwear selling prices.

Net earnings were U.S. $148.5 million or U.S. $1.22 per share in fiscal 2012, compared to net earnings of U.S. $234.2 million or U.S. $1.91 per share in fiscal 2011. Adjusted net earnings before restructuring and acquisition-related costs amounted to U.S. $157.3 million or U.S. $1.29 per share, compared to adjusted net earnings of U.S. $246.9 million or U.S. $2.02 per share in fiscal 2011, and were in line with the Company’s most recent guidance of approximately U.S. $1.30 per share. The decline in adjusted EPS in fiscal 2012 compared to last year was primarily due to the significant increase in cotton costs in the first half of the fiscal year, lower Printwear selling prices and higher income taxes. These factors were partially offset by higher Printwear unit sales volumes, the accretive impact of the acquisitions of Gold Toe and Anvil and higher selling prices and favourable product-mix for Branded Apparel.

Cash Flow and Financial Position

The Company generated free cash flow of U.S. $158.9 million in the fourth quarter, due to the strong operating earnings and lower seasonal accounts receivable. Free cash flow for the full fiscal year amounted to U.S. $145.0 million, after financing capital expenditures of U.S. $76.8 million, and was utilized to fund the acquisition of Anvil, the Company’s quarterly dividend payment and to reduce bank indebtedness. Capital expenditures for fiscal 2012 were slightly below the Company’s previous projection of approximately U.S. $90 million, due to the later timing of certain expenditures which will now be incurred in fiscal 2013.  Free cash flow for fiscal 2012 exceeded the Company’s previous estimate of free cash flow in excess of U.S. $100 million provided on August 2, 2012, primarily as a result of lower than anticipated working capital requirements and capital expenditures.  The Company ended the fiscal year with bank indebtedness of U.S. $181.0 million and cash and cash equivalents of U.S. $70.4 million.

New Branded Apparel Programs

The Company announced that it has been successful in securing important new branded programs for fiscal 2013 with national retail customers, as well as with regional retail chains, which will provide significant exposure and visibility for the Gildan® brand. These new programs include underwear, socks and activewear and are largely expected to begin shipment in the second half of fiscal 2013. The Company is continuing to pursue other branded programs including further development of the Gildan® brand and the Gold Toe® portfolio of brands. In addition, the Company is continuing to pursue opportunities to continue to grow its sales of Under Armour® and New Balance® branded programs. In order to maximize the opportunity provided by the new branded programs, the Company is making a significant investment in advertising in support of its Gildan® and Gold Toe® brands in fiscal 2013.

Yarn-Spinning Integration Strategy

During the first quarter of fiscal 2013, the Company completed the acquisition of the remaining 50% of CanAm Yarns LLC (CanAm), its 50%-owned yarn-spinning joint venture. Gildan is currently planning to modernize and expand the two CanAm yarn-spinning facilities and is also planning a new yarn-spinning facility in the U.S.

The strategic rationale for the Company’s investment in vertically-integrated yarn-spinning is to support its projected sales growth and to continue to pursue its business model of investing in global low-cost manufacturing technology and in product technology which will provide consistent superior product quality. The Company is investing in ring-spun yarn technology which will provide enhanced quality features as well as qualify for duty-free access to U.S. markets under CAFTA-DR, which requires the use of U.S. yarn or yarn spun in other CAFTA-DR member countries. Ring-spun products will be utilized as part of the Company’s branded product offering in Branded Apparel.

Fiscal 2013 Guidance

The Company is initiating its guidance for fiscal 2013 with projected adjusted EPS of U.S. $2.60-$2.70, on projected net sales revenues of approximately U.S. $2.1 billion. Net sales for Printwear are projected to be approximately U.S. $1.4 billion and net sales for Branded Apparel are projected to be approximately U.S. $0.7 billion.

The projected increase in adjusted EPS in fiscal 2013 is based on the assumptions of significantly lower cotton costs, compared with an average of U.S. $1.33 per pound in fiscal 2012, higher unit sales volumes and more favourable product-mix in Printwear and Branded Apparel, increased manufacturing efficiencies, and further accretion from the acquisitions of Gold Toe and Anvil. These positive factors are assumed to be partially offset by lower selling prices and increased promotional discounting, inflation in labour, energy and other manufacturing cost inputs, a projected increase in SG&A expenses to approximately 13% of sales and a higher consolidated effective tax rate of approximately 4%. The projected increase in SG&A expenses is mainly due to an approximate U.S. $15 million increase in advertising expenses in support of the Gildan® and Gold Toe® brands in fiscal 2013 and higher variable compensation expenses.

The ramp-up of Rio Nance V has been largely completed and Rio Nance I is projected to begin to come back on stream in the third quarter of fiscal 2013.

The Company is projecting adjusted EPS of U.S. $0.28-$0.31 in the first quarter of fiscal 2013, on projected net sales revenues in excess of U.S. $400 million, compared to a net loss of U.S. $0.38 per share in the first quarter of fiscal 2012. The projected growth in EPS in the first quarter compared to the first quarter of fiscal 2012 is based on the assumptions of significantly lower cotton costs, the non-recurrence of the special distributor inventory devaluation discount in the first quarter of fiscal 2012, higher unit sales volumes, more favourable product-mix in Branded Apparel, manufacturing efficiencies and the accretive impact of the Anvil acquisition. These positive factors are assumed to be partially offset by higher SG&A expenses and lower selling prices.

Fiscal 2013 Cash Flow

The Company is currently projecting free cash flow in excess of U.S. $200 million in fiscal 2013. Capital expenditures are projected to be approximately U.S. $200 million, including a total of approximately U.S. $85 million for yarn-spinning investments. The balance of the fiscal 2013 capital expenditure program is primarily for expansion of textile capacity in Honduras, including the carry over of expenditures from fiscal 2012 for Rio Nance V and the refurbishment of Rio Nance I, as well as for expansion of distribution capacity, including the construction of a new distribution centre in Honduras and continued investments in biomass projects. The Company will continue to seek selective acquisition opportunities which complement its organic growth strategies.

Increase in Quarterly Dividend

Due to the Company’s strong cash flows and balance-sheet, the Board of Directors has approved a 20% increase in the amount of the current quarterly dividend and has declared a cash dividend of U.S. $0.09 per share, payable on January 7, 2013 to shareholders of record on December 13, 2012. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Disclosure of Outstanding Share Data

As of October 31, 2012, there were 121,605,705 common shares issued and outstanding along with 1,238,036 stock options and 871,514 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

Information for Shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 8:30 AM ET. The conference call can be accessed by dialing (800) 447-0521 (Canada & U.S.) or (847) 413-3238 (international) and entering passcode 33706648, or by live sound webcast on Gildan's website ("Investor Relations" section) at the following address: http://gildan.com/corporate/IR/webcastPresentations.cfm. If you are unable to participate in the conference call, a replay will be available starting that same day at 11:00 AM ET by dialing (888) 843-7419 (Canada & U.S.) or (630) 652-3042 (international) and entering passcode 33706639#, until Thursday, December 6, 2012 at midnight, or by sound webcast on Gildan's website for 30 days following the live webcast.

The Company expects to file its 2012 Management’s Discussion and Analysis and its 2012 audited Consolidated Financial Statements with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission during the week of December 3, 2012.

About Gildan

Gildan is a marketer and vertically-integrated manufacturer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, socks and underwear. The Company sells its products under a diversified portfolio of Company-owned brands, including the Gildan®, Gold Toe® and Anvil® brands and brand extensions, as well as under licensing arrangements for the Under Armour® and New Balance® brands. The Company distributes its products in printwear markets in the U.S. and Canada, where Gildan® is the industry-leading brand, and the Company is increasing its penetration in international markets. Gildan also continues to develop its presence as a consumer brand distributed through U.S. retailers. The Company is one of the largest suppliers of athletic, casual and dress socks for a broad spectrum of retailers in the U.S., and is increasing its penetration as an underwear and activewear brand.

With over 30,000 employees worldwide, Gildan owns and operates highly efficient, large-scale, environmentally and socially responsible manufacturing facilities primarily located in Central America and the Caribbean Basin, which are strategically located to serve the replenishment needs of its customers in North America. More information about the Company and its corporate citizenship practices and initiatives can be found at its corporate websites www.gildan.com and www.genuinegildan.com, respectively.

Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions, including, without limitation, our expectation with regards to unit volume growth, sales revenue, accretion from acquisitions, product-mix, selling, general and administrative expenses, earnings per share, capital expenditures, manufacturing efficiencies, selling prices, cotton costs and other manufacturing cost inputs, income tax rate, and free cash flow. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the

“Critical Accounting Estimates and Judgments” and “Financial Risk Management” sections in our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing cost reduction initiatives and completing and successfully integrating acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;
•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;
•	our reliance on a small number of significant customers;
•	the fact that our customers do not commit contractually to minimum quantity purchases;
•	our ability to anticipate changes in consumer preferences and trends;
•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton and polyester fibres;
•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;
•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;
•
our significant reliance on computerized information systems for our business operations, including our JD Edwards Enterprise Resource Planning (ERP) system which is currently being upgraded to the latest system release, Enterprise One;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•
negative publicity as a result of violation of local labour laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;
•	changes to and failure to comply with consumer product safety laws and regulations;
•	adverse changes in third party licensing arrangements and licensed brands;
•	our ability to protect our intellectual property rights;
•	changes in accounting policies and estimates;
•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices; and
•	the adverse impact of any current or future legal and regulatory actions.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Non-GAAP Financial Measures

This press release includes references to certain non-GAAP financial measures such as EBITDA, adjusted net earnings, adjusted diluted EPS, free cash flow, total indebtedness, and net indebtedness. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies.  Accordingly, they should not be considered in isolation.  The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

EBITDA

EBITDA is calculated as earnings before financial expenses, income taxes and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs, as well as the equity earnings in investment in joint venture. The Company uses EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions)	Q4 2012	Q4 2011	YTD 2012	YTD 2011
Net earnings	89.0	48.5	148.5	234.2
Restructuring and acquisition-related costs	9.4	5.6	15.0	18.2
Depreciation and amortization	25.9	19.9	94.6	74.1
Financial expenses, net	3.1	2.0	11.6	6.1
Income tax recovery	(4.7)	(9.9)	(4.3)	(19.2)
Equity earnings in investment in joint venture	(0.8)	(0.2)	(0.6)	(0.5)
EBITDA	121.9	65.9	264.8	312.9

Certain minor rounding variances exist between the financial statements and this summary.

Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and acquisition-related costs, net of related income tax recoveries. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and acquisition-related costs, net of related income tax recoveries,  that could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S.$ millions, except per share amounts)	Q4 2012	Q4 2011	YTD 2012	YTD 2011
Net earnings	89.0	48.5	148.5	234.2
Adjustments for:
Restructuring and acquisition-related costs	9.4	5.6	15.0	18.2
Income tax recovery on restructuring and acquisition-related costs	(3.5)	(2.1)	(6.2)	(5.5)
Adjusted net earnings	94.9	52.0	157.3	246.9
Basic EPS*	0.73	0.40	1.22	1.93
Diluted EPS*	0.73	0.40	1.22	1.91
Adjusted diluted EPS*	0.78	0.43	1.29	2.02

* Quarterly EPS may not add to year-to-date EPS due to rounding
Certain minor rounding variances exist between the financial statements and this summary.

Free cash flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and performance of its business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in its business, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S.$ millions)	Q4 2012	Q4 2011	YTD 2012	YTD 2011
Cash flows from operating activities	170.7	111.8	219.6	163.6
Cash flows used in investing activities	(11.8)	(46.3)	(162.0)	(488.0)
Adjustments for:
Business acquisitions	-	(2.9)	87.4	342.4
Free cash flow	158.9	62.6	145.0	18.0

Certain minor rounding variances exist between the financial statements and this summary.

Total indebtedness and Net indebtedness

Total indebtedness is comprised of bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in U.S.$ millions)	September 30, 2012	October 2, 2011
Long-term debt and total indebtedness	181.0	209.0
Cash and cash equivalents	(70.4)	(82.0)
Net indebtedness	110.6	127.0

Certain minor rounding variances exist between the financial statements and this summary.

-30-

CONTACTS:
Investor Relations Laurence G. Sellyn, Executive Vice-President, Chief Financial and Administrative Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com	Sophie Argiriou, Director, Investor Communications Tel: (514) 343-8815 Email: sargiriou@gildan.com	Media Relations Geneviève Gosselin, Director, Corporate Communications Tel: (514) 343-8814 Email: ggosselin@gildan.com

Gildan Activewear Inc.
Consolidated Statements of Financial Position
(in thousands of U.S. dollars) - unaudited

	September 30,	October 2,
	2012	2011

Current assets:
Cash and cash equivalents	$70,410	$82,025
Trade accounts receivable	260,595	191,594
Income taxes receivable	353	515
Inventories	553,068	568,311
Prepaid expenses and deposits	14,451	10,827
Assets held for sale	8,029	13,142
Other current assets	8,694	9,228
Total current assets	915,600	875,642

Non-current assets:
Property, plant and equipment	552,437	550,324
Investment in joint venture	12,126	13,038
Intangible assets	259,981	261,653
Goodwill	141,933	141,933
Deferred income taxes	3,371	-
Other non-current assets	10,989	15,909
Total non-current assets	980,837	982,857

Total assets	$1,896,437	$1,858,499

Current liabilities:
Accounts payable and accrued liabilities	$256,442	$297,960
Total current liabilities	256,442	297,960

Non-current liabilities:
Long-term debt	181,000	209,000
Deferred income taxes	-	11,977
Employee benefit obligations	19,612	20,246
Provisions	13,042	8,226
Total non-current liabilities	213,654	249,449

Total liabilities	470,096	547,409

Equity:
Share capital	101,113	100,436
Contributed surplus	25,579	16,526
Retained earnings	1,306,724	1,194,804
Accumulated other comprehensive income	(7,075)	(676)
Total equity attributable to shareholders of the Company	1,426,341	1,311,090

Total liabilities and equity	$1,896,437	$1,858,499

See accompanying condensed notes to consolidated financial statements

Gildan Activewear Inc.
Consolidated Statements of Earnings and Comprehensive Income
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Twelve months ended
	September 30,	October 2,	September 30,	October 2,
	2012	2011	2012	2011

Net sales	$561,652	$481,630	$1,948,253	$1,725,712
Cost of sales	401,457	382,197	1,552,128	1,288,106

Gross profit	160,195	99,433	396,125	437,606

Selling, general and administrative expenses	64,058	53,440	226,035	198,858
Restructuring and acquisition-related costs (note 1)	9,447	5,600	14,962	18,177

Operating income	86,690	40,393	155,128	220,571

Financial expenses, net (note 2)	3,133	2,029	11,598	6,142
Equity earnings in investment in joint venture	(805)	(198)	(597)	(504)

Earnings before income taxes	84,362	38,562	144,127	214,933

Income tax recovery	(4,654)	(9,895)	(4,337)	(19,223)

Net earnings	89,016	48,457	148,464	234,156

Other comprehensive (loss) income, net of related
income taxes
Cash flow hedges	(3,536)	(330)	(6,399)	1,034
Actuarial gain (loss) on employee benefit
obligations	323	(3,786)	323	(3,952)
	(3,213)	(4,116)	(6,076)	(2,918)

Comprehensive income	$85,803	$44,341	$142,388	$231,238

Earnings per share:
Basic	$0.73	$0.40	$1.22	$1.93
Diluted	$0.73	$0.40	$1.22	$1.91

Weighted average number of common shares
outstanding (in thousands):
Basic	121,473	121,548	121,488	121,526
Diluted	122,322	122,143	122,068	122,283

See accompanying condensed notes to consolidated financial statements

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars) - unaudited

	Three months ended		Twelve months ended
	September 30, 2012	October 2, 2011	September 30, 2012	October 2, 2011

Cash flows from (used in) operating activities:
Net earnings	$89,016	$48,457	$148,464	$234,156
Adjustments to reconcile net earnings to cash
flows from operating activities (note 3)	25,765	8,659	94,221	47,917
	114,781	57,116	242,685	282,073
Changes in non-cash working capital balances:
Trade accounts receivable	44,038	81,230	(36,660)	(18,861)
Income taxes receivable	1,759	(5,992)	2,440	(5,341)
Inventories	102	(52,210)	77,111	(177,821)
Prepaid expenses and deposits	657	1,510	(1,828)	(569)
Other current assets	1,385	1,381	(2,368)	1,553
Accounts payable and accrued liabilities	7,931	28,773	(61,798)	82,605
Cash flows from operating activities	170,653	111,808	219,582	163,639

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under
revolving long-term credit facility	(125,000)	(43,000)	(28,000)	209,000
Dividends paid	(9,124)	(9,154)	(36,615)	(27,496)
Repayment of other long-term debt	-	-	-	(17,233)
Proceeds from the issuance of shares	736	326	1,501	4,017
Repurchase and cancellation of shares	-	(10,537)	-	(10,537)
Repurchase of shares	(4,312)	(2,152)	(5,990)	(2,152)
Cash flows from (used in) financing activities	(137,700)	(64,517)	(69,104)	155,599

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(11,768)	(47,992)	(71,316)	(155,178)
Purchase of intangible assets	(289)	(1,776)	(5,439)	(4,776)
Business acquisitions	-	2,856	(87,373)	(342,368)
Proceeds on disposal of corporate asset	-	-	-	13,226
Proceeds on disposal of assets held for sale	222	657	600	1,125
Dividend received from investment in joint venture	-	-	1,509	-
Cash flows used in investing activities	(11,835)	(46,255)	(162,019)	(487,971)

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	782	(373)	(74)	(85)
Net increase (decrease) in cash and cash equivalents
during the period	21,900	663	(11,615)	(168,818)
Cash and cash equivalents, beginning of period	48,510	81,362	82,025	250,843
Cash and cash equivalents, end of period	$70,410	$82,025	$70,410	$82,025

See accompanying condensed notes to consolidated financial statements.

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

For complete notes to the consolidated financial statements, please refer to the filings with the various securities regulatory authorities which are expected to be available during the week of December 3, 2012. The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). The Company adopted IFRS effective October 4, 2010.

1. Restructuring and acquisition-related costs:

	Three months ended		Twelve months ended
	September 30,	October 2,	September 30,	October 2,
	2012	2011	2012	2011

(Gain) loss on disposal of assets held for sale	$(53)	$476	$(130)	$634
Impairment and write-down of assets held for sale	4,895	1,421	4,981	1,722
Employee termination and benefit costs	3,757	122	7,857	2,887
Net pension (recovery) expense	(403)	4,684	(403)	4,684
Exit, relocation and other costs	(1,820)	357	7,587	2,438
Re-measurement of contingent consideration in
connection with a business acquisition	911	(1,460)	532	(1,460)
Purchase gain on business acquisition	2,188	-	(6,679)	-
Acquisition-related transaction costs	(28)	-	1,217	7,272
	$9,447	$5,600	$14,962	$18,177

Restructuring and acquisition-related costs of $15.0 million in fiscal 2012 and $18.2 million in fiscal 2011 are comprised of costs relating to the closure of business facilities or the relocation of business activities, changes in management structure, and transaction, exit and certain integration costs incurred pursuant to business acquisitions.  Purchase gains on business acquisitions are included as a reduction of restructuring and acquisition-related costs, including a $6.7 million purchase gain on the acquisition of Anvil during fiscal 2012. During fiscal 2012 and fiscal 2011, the Company wrote down the carrying value of assets held for sale by $5.0 million and $1.7 million respectively, which relates to facility closures that occurred primarily between fiscal 2009 and fiscal 2011.  During fiscal 2012 and fiscal 2011, the Company also incurred transaction costs of $1.2 million and $7.3 million respectively relating to the acquisition of Anvil in fiscal 2012 and the acquisition of Gold Toe in fiscal 2011.  The Company also incurred other restructuring and acquisition-related costs in fiscal 2012 and fiscal 2011, primarily costs pursuant to the integration of Gold Toe in both years and the integration of Anvil during fiscal 2012, including employee termination costs, costs in connection with the wind-up of a pension plan, and exit, relocation and other costs.

2. Financial expenses, net:

	Three months ended		Twelve months ended
	September 30,	October 2,	September 30,	October 2,
	2012	2011	2012	2011

Interest expense on financial liabilities recorded
at amortized cost	$1,732	$1,630	$7,315	$3,238
Bank and other financial charges	983	810	3,676	2,216
Interest accretion on discounted provision	-	275	324	275
Foreign exchange loss (gain)	418	(686)	283	(1,098)
Derivative loss on financial instruments not
designated for hedge accounting	-	-	-	1,511
	$3,133	$2,029	$11,598	$6,142

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

3. Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Twelve months ended
	September 30,	October 2,	September 30,	October 2,
	2012	2011	2012	2011

Depreciation and amortization (note 4)	$25,910	$19,889	$94,573	$74,136
Purchase gain on business acquisition	2,188	-	(6,679)	-
Loss (gain) on re-measurement of contingent consideration
in connection with a business acquisition	911	(1,460)	532	(1,460)
Restructuring charges related to assets held for sale
and property, plant and equipment	4,928	1,897	4,851	2,356
Loss (gain) on disposal of property, plant and equipment	1,033	(26)	1,619	1,877
Loss on disposal of corporate asset	-	-	-	3,693
Share-based compensation costs	1,166	1,477	4,606	4,899
Deferred income taxes	(7,602)	(6,982)	(10,342)	(22,599)
Equity earnings in investment in joint venture	(805)	(197)	(597)	(504)
Unrealized net (gain) loss on foreign exchange and
financial derivatives	(358)	(1,353)	160	255
Adjustments for the termination of financial derivatives
included in other comprehensive income	-	(256)	-	-
Other non-current assets	988	1,816	6,634	(701)
Employee benefit obligations	(2,586)	(6,421)	(1,452)	(14,310)
Provisions	(8)	275	316	275
	$25,765	$8,659	$94,221	$47,917

4. Depreciation and amortization:

	Three months ended		Twelve months ended
	September 30,	October 2,	September 30,	October 2,
	2012	2011	2012	2011

Depreciation of property, plant and equipment	$21,124	$16,728	$80,625	$64,168
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories at the
beginning and end of the period	446	(1,383)	(2,863)	(3,423)
Depreciation of property, plant and equipment included
in net earnings	21,570	15,345	77,762	60,745
Amortization of intangible assets (excluding software)	4,013	3,668	15,152	8,658
Amortization of software	327	876	1,659	4,733
Depreciation and amortization included in net earnings	$25,910	$19,889	$94,573	$74,136

Gildan Activewear Inc. – Condensed notes to the consolidated financial statements (unaudited)
(Tabular amounts in thousands of U.S. dollars, unless otherwise noted)

5. Segment information:

	Three months ended		Twelve months ended
	September 30,	October 2,	September 30,	October 2,
	2012	2011	2012	2011

Segmented net sales:
Printwear	$376,845	$350,537	$1,334,252	$1,327,682
Branded Apparel	184,807	131,093	614,001	398,030
Total net sales	$561,652	$481,630	$1,948,253	$1,725,712

Segment operating income (loss):
Printwear	$100,698	$68,374	$209,426	$330,220
Branded Apparel	15,089	(5,706)	32,827	(16,180)
Total segment operating income	$115,787	$62,668	$242,253	$314,040

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$115,787	$62,668	$242,253	$314,040
Amortization of intangible assets, excluding software	(4,013)	(3,668)	(15,152)	(8,658)
Corporate expenses	(15,637)	(13,007)	(57,011)	(66,634)
Restructuring and acquisition-related costs	(9,447)	(5,600)	(14,962)	(18,177)
Financial expenses, net	(3,133)	(2,029)	(11,598)	(6,142)
Equity earnings in investment in joint venture	805	198	597	504
Earnings before income taxes	$84,362	$38,562	$144,127	$214,933

6. Events after the reporting period:

On October 29, 2012, the Company acquired the remaining 50% ownership interest of CanAm, its jointly-controlled entity, for cash consideration of $2.5 million, net of cash acquired of $8.8 million. The purpose of the acquisition of the remaining 50% ownership, combined with the Company’s plans to modernize and expand CanAm’s two yarn-spinning facilities, is to support the Company’s projected sales growth and also to continue to pursue the Company’s business model of investing in global low-cost manufacturing technology and in product technology which will provide consistent superior product quality. The acquisition will be financed by the utilization of the Company’s revolving long-term bank credit facility. The Company will account for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of CanAm will be consolidated with those of the Company from the date of acquisition. The Company has not yet completed the accounting for the business acquisition including the determination of the fair values of the identifiable net assets acquired.